May 23, 2006

Mail Stop 4561

Steve Handy
Senior Vice President and Chief Financial Officer
SM&A
4695 MacArthur Court, 8th Floor
Newport Beach, CA 92660

Re: SM&A
        Form 10-K for the year ended December 31, 2005
        Form 10-Q for the quarter ended March 31, 2006
        File No. 000-23585

Dear Mr. Handy:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief